Exhibit 99.2

NUTRIEN LTD.

Report of Voting Results

Submitted Pursuant to

Section 11.3 of National Instrument 51-102 – Continuous Disclosure Obligations

May 6, 2026

This report is submitted for and on behalf of Nutrien Ltd. (the “Corporation”) in respect of its annual meeting (the “Meeting”) of shareholders (“Shareholders”) held on May 6, 2026.

At the Meeting, Shareholders voted by ballot on the following matters:

(a)	The election of each of the following proposed director nominees with the results of voting set forth opposite the name of each nominee:

	Votes For	Votes Against
Christopher M. Burley	335,946,956 / 97.75%	7,750,276 / 2.25%
Maura J. Clark	340,753,091 / 99.14%	2,944,141 / 0.86%
Russell K. Girling	337,211,181 / 98.11%	6,486,051 / 1.89%
Michael J. Hennigan	336,019,488 / 97.77%	7,677,741 / 2.23%
Miranda C. Hubbs	334,274,160 / 97.26%	9,423,074 / 2.74%
Raj S. Kushwaha	336,604,329 / 97.94%	7,092,898 / 2.06%
Consuelo E. Madere	332,244,312 / 96.67%	11,452,924 / 3.33%
Keith G. Martell	340,795,237 / 99.16%	2,901,995 / 0.84%
Aaron W. Regent	336,718,305 / 97.97%	6,975,378 / 2.03%
Ken A. Seitz	341,379,559 / 99.33%	2,317,673 / 0.67%
Nelson L.C. Silva	340,783,246 / 99.15%	2,913,985 / 0.85%
Carolyn Tastad	341,873,514 / 99.47%	1,823,721 / 0.53%

(b)	The re-appointment of KPMG LLP, Chartered Accountants, as auditor of the Corporation. The results of the vote were: 365,161,492 votes “For” (99.74%) and 959,137 votes “Withheld” (0.26%).

(c)	A non-binding advisory vote to accept the Corporation’s approach to executive compensation. The results of the vote were: 320,239,334 votes “For” (93.17%) and 23,457,605 votes “Against” (6.83%).